UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Unregistered Sales of Equity Securities.

On August 25, 2026, ThriveNova Inc. and OptimaForge Inc., the major shareholders (the “Major Shareholders”) of MaxsMaking Inc. (the “Company”) agreed to redesignate an aggregate of 7,425,000 B shares, par value of $0.01 per share, of the Company held by them to an aggregate of 7,425,000 A shares, par value $0.01 per share, of the Company (the “Redesignation”). Mr. Xiaozhong Lin, Chairman of the board and Chief Executive Officer of the Company, is the sole shareholder and director of ThriveNova Inc. Ms. Xuefen Zhang, a director and Chief Operating Officer of the Company, is the sole shareholder and director of OptimaForge Inc. On the same day, the board of directors approved the Redesignation. Following the Redesignation, there will be an aggregate of 16,625,000 A shares issued and outstanding and no B share issued and outstanding.

The A shares issuable upon the Redesignation have not been registered under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided by Section 4(a)(2) thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MaxsMaking Inc.

By:	/s/ Xiaozhong Lin
Xiaozhong Lin Chief Executive Officer

Dated: August 26, 2026

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